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05038079

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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RECD S.E.C.
FEB 2 8 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-51866

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eSpeed Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson — (212) 829-5202 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Jay Ryan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to eSpeed Securities, Inc. as of December 31, 2004 are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

MARY DRAGONETTI
Notary Public, State of New York
No. 014754912
Qualified in Nassau County
Commission Expires Jan. 31, 2006

eSpeed Securities, Inc.
(SEC ID. No. 8-51866)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of eSpeed Securities, Inc.:

We have audited the accompanying statement of financial condition of eSpeed Securities, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of eSpeed Securities, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2005

eSpeed Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

Assets

Cash	$	8,678,223
Reverse repurchase agreements with related parties		69,411,343
Other cash equivalents		1,882,149
Total cash and cash equivalents		79,971,715
Loan receivable from Parent		15,250,000
Other assets		18,503
Total assets	$	95,240,218

Liabilities and Stockholder's Equity

Payable to related parties	$	100,293
Stockholder's Equity:		
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		87,899,999
Retained earnings		7,239,925
Total stockholder's equity		95,139,925
Total liabilities and stockholder's equity	$	95,240,218

See notes to the statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of Presentation: eSpeed Securities, Inc. (the "Company") is a wholly-owned subsidiary of eSpeed, Inc. (the "Parent", or together with each of its subsidiaries, the "eSpeed entities"), a publicly-traded company which is a subsidiary of Cantor Fitzgerald Securities ("CFS"), which in turn is a 99.5%-owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP", or together with CFS and its affiliates, "Cantor").

The eSpeed entities primarily engage in the business of operating interactive vertical electronic marketplaces designed to enable market participants to trade financial and non-financial products more efficiently and at a lower cost than traditional trading environments permit. The eSpeed entities provide software and hardware services for order routing and trade execution systems for exchanges, broker-dealers and their customers, and for automated trading systems involving various financial instruments in the interactive electronic marketplaces operated by the eSpeed entities. The Company serves as agent for all of the eSpeed entities in their transactions in the United States associated with corporate, municipal and other debt securities, exclusive of U.S. Treasury and Agency securities.

Use of Estimates: The preparation of the statement of financial conditions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in this statement of financial condition.

Transaction revenues: Securities transactions and the related transaction revenues are recorded on a trade date basis.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell ("Reverse Repurchase Agreements"), and a money market fund. Reverse Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount deposited. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts deposited when appropriate.

Income Taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and other subsidiaries of the Parent. State and local income taxes have been provided on a separate entity basis at the effective tax rate of the Parent's combined group filing. In accordance with the terms of an informal tax allocation agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

2. September 11 Events

On September 11, 2001, the Company, the Parent and Cantor's principal place of business at One World Trade Center was destroyed and, as a result, the Parent lost 180 employees and Cantor lost 478 employees ("the September 11 Events").

Through the implementation of its business recovery plan, the Parent immediately relocated its surviving employees to various locations in the New York metropolitan area. Although the eSpeed entities' operating proprietary software was unharmed, the Company did not earn any transaction revenue activity since the September 11 Events through December 31, 2003 as Cantor suspended its activities in the marketplaces in which the Company shared revenues. During December 31, 2004, such business activities were resumed.

3. Related Party Transactions

At December 31, 2004, the Company's Reverse Repurchase Agreements were transacted on an overnight basis with Cantor. Under the terms of these agreements, the securities collateralizing the Reverse Repurchase Agreements are held under a custodial arrangement with a third-party bank and are not permitted to be resold or repledged. The fair value of such collateral at December 31, 2004 was $70,124,072.

Under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") among the eSpeed entities and Cantor, the eSpeed entities own and operate the electronic trading system and are responsible for providing electronic brokerage services, and Cantor provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The eSpeed entities and Cantor share revenues derived from transactions effected in the marketplaces in which they collaborate and other specified markets. In general, the Company earns 65% of the transaction revenues for fully electronic transactions and 7% of the transaction revenues for voice-assisted brokerage transactions.

Pursuant to guidance contained in the Financial Accounting Standards Board's Emerging Issues Task Force Abstract No. 99-19, the Company's fully electronic transactions are reflected net of the fulfillment services fees that are paid to related parties. Fully electronic transactions are reflected as transactions with related parties because they are implemented pursuant to the Joint Services Agreement entered into with related parties.

Under the Administrative Services Agreement, Cantor provides various administrative services to the eSpeed entities, including accounting, tax, sales and marketing, legal and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct and indirect costs of providing such services and are determined based upon the time incurred by the individual performing such services. Management believes that this allocation methodology is reasonable. At managements discretion, the Parent has continued to pay certain expenses related to compensation of the Company's personnel. The Administrative Services Agreement has a three-year term, which will renew automatically for successive one-year terms unless cancelled upon six months' prior notice by either the eSpeed entities or Cantor. In addition, there was an open loan receivable from the Parent for $15,250,000.

The services provided under the Administrative Services Agreement are not the result of arm's-length negotiations because Cantor owns and controls the Parent. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Company did not obtain such services from Cantor.

4. Commitments and Contingent Liabilities

Risk and uncertainties: The majority of the Company's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions paid to Cantor. Consequently, any reductions in the amounts of such commissions paid to Cantor could have a material adverse effect on the Company's most significant source of revenues.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the company.

5. Regulatory Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $79,886,866, which was $79,880,180 in excess of its required net capital. The Company's net capital ratio was .001 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 1, 2005

eSpeed Securities, Inc.
135 East 57th Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of eSpeed Securities, Inc. (the "Company") for the year ended December 31, 2004, (on which we issued our report dated March 1, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule-17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP